EXHIBIT A

THIS EXHIBIT A, dated as of November 1, 2012, is Exhibit A to that certain Administration and Accounting Services Agreement dated as of November 1, 2012 between BNY Mellon Investment Servicing (US) Inc. and First Trust Series Fund.

(Amended: June 14, 2022)

Portfolios

First Trust Short Duration High Income Fund

First Trust Managed Municipal Fund